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February 6, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellu Tissue Holdings, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed May 19, 2008
File No. 333-118829

Dear Mr. Reynolds:

This letter sets forth the responses of Cellu Tissue Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended February 29, 2008.  The Staff’s comments were provided to the Company in a letter dated January 23, 2009.  For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K Filed May 19, 2008
Item 10, page 39
Board of Directors and Committees, page 40

Comment 1:          Please revise future filings to provide the disclosure of independent directors required by Item 407(a) of Regulation S-K.  In addition, please revise future filings to provide the disclosure regarding board committee charters as required by Item 407(d) and (e).

Response 1:                               In future filings, we will disclose that the Company has no independent directors pursuant to Item 407(a) of Regulation S-K and that the Company is not required to have such independent directors because it does not have a class of securities listed on a national securities exchange.  We will also disclose the definition of independence used by the Company in determining the independence of directors.

In addition, we believe that disclosure regarding board committee charters contained in Items 407(d)(1) and 407(e)(1) of Regulation S-K is not required by Form 10-K.  However, if the Company files a proxy statement in accordance with

Regulation 14A, we will disclose the information required by Items 407(d)(1) and 407(e)(1) as required under Item 7(d) of Schedule 14A.

Comment 2:          Please revise future filings to provide an updated explanation pursuant to Item 407(d)(5)(i)(C) of Regulation S-K.

Response 2:                               In future filings, we will revise our disclosure pursuant to Item 407(d)(5)(i)(C) of Regulation S-K to reflect that the Company continues not to have an audit committee financial expert.  We will also disclose that in connection with the acquisition of the Company by our parent Weston Presidio in June 2006, the former director who served as an audit committee financial expert resigned as a member of the board of directors.  In addition, we will disclose that the Company believes that the current audit committee has sufficient expertise.

Compensation Discussion and Analysis, page 41

Comment 3:                               It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation.  We note references to “corporate and individual objectives” on page 42 and “certain EBITDA targets” on page 43 in connection with disclosure regarding incentive-based compensation.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response 3:                               As disclosed in the compensation discussion and analysis, named executive officers are eligible to receive an annual incentive-based cash bonus of up to 100% of base salary, subject to the achievement by us of certain adjusted EBITDA targets set by the Chairman of our Board of Directors and approved by the Compensation Committee.

In future filings, we will also (i) continue to disclose the actual target adjusted EBITDA for the prior completed fiscal year, (ii) describe how adjusted EBITDA is calculated, (iii) disclose the percentage of each named executive officer’s base salary that was used to calculate such officer’s incentive-based cash compensation for the prior completed fiscal year and any material changes to the target percentage of salary and the reasons for the changes to the target percentage and (iv) disclose that the Compensation Committee has the discretion to adjust the payout amount for each named executive officer based on individual performance and whether such discretion was used in the prior completed fiscal year.

Form 8-K Filed January 21, 2009

Comment 4:                               Your Form 8-K filed on January 21, 2009 indicated that you will not meet the January 20, 2009 extended due date for your Form 10-Q for the quarter ended November 27, 2008 and that you will restate your financial statements previously included in your Annual Report on Form 10-K for the year ended February 29, 2008 and your Quarterly Reports on Form 10-Q for the periods ended August 28, 2008 and May 29, 2008.  Please advise us which periodic reports will be amended and when they will be filed, including the Form 10-Q for the quarter ended November 27, 2008.  Upon review of the amendments, we may have further comments.

Comment 4:                               As disclosed in our Current Report on Form 8-K filed on January 21, 2009, the Audit Committee of the Board of Directors determined that our previously reported financial statements for the fiscal years 2007 and 2008, included in our Annual Report on Form 10-K for the year ended February 29, 2008, and the first two quarters of fiscal year 2009, included in our Quarterly Reports on Form 10-Q for the quarterly periods ended May 29, 2008 and August 28, 2008 should no longer be relied upon and would be restated and re-filed with the Commission.  On January 30, 2009, we filed our Form 10-Q for the period ended November 27, 2008.  On February 3, 2009, we filed an amended Annual Report on Form 10-K/A for the year ended February 29, 2008 and amended Quarterly Reports on Form 10-Q/A for the periods ended August 28, 2008 and May 29, 2008.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (770) 407-2164 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ David J. Morris
David J. Morris
Chief Financial Officer

cc:	Mr. James Lopez, Branch Chief, Securities and Exchange Commission
Mr. Edwin S. Kim, Securities and Exchange Commission
Mr. Russell C. Taylor, Cellu Tissue Holdings, Inc.
Mr. W. Edwin Litton, Cellu Tissue Holdings, Inc.
Mr. Alan J. Prince, King & Spalding LLP
Mr. Max Blocker, PricewaterhouseCoopers LLP